UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Gain Capital Holdings, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

36268W100

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36268W100	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSON: Fox & Trot Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,629,950 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,629,950 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,629,950 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.45% (a)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	The percentage is calculated using the 49,009,871 shares of Common Stock outstanding as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 36268W100	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSON: Tom Scarborough
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,629,950 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,629,950 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,629,950 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.45% (a)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	The percentage is calculated using the 49,009,871 shares of Common Stock outstanding as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 36268W100	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSON: Tina Kilmister-Blue
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Icelandic
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,629,950 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,629,950 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,629,950 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.45% (a)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	The percentage is calculated using the 49,009,871 shares of Common Stock outstanding as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 36268W100	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSON: Frederick Morton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,629,950 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,629,950 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,629,950 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.45% (a)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	The percentage is calculated using the 49,009,871 shares of Common Stock outstanding as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 36268W100	13G	Page 6 of 10 Pages

Item 1(a).	Name of Issuer:

Gain Capital Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Bedminster One, 135 Route 202/206, Bedminster, New Jersey 07921

Item 2(a).	Name of Persons Filing:

This Schedule 13G is being filed by Fox & Trot Limited, Tom Scarborough, Tina Kilmister and Frederick Morton (individually a “Reporting Person” and collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1 and is incorporated herein by reference. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Act of 1933, as amended. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Fox & Trot Limited, Citypoint Level 28, One Ropemaker Street, London, EC2Y 9AW.

Item 2(c).	Citizenship:

Fox & Trot Limited is a company incorporated and registered in England and Wales. Tina Kilmister-Blue is an Icelandic citizen and Tom Scarborough and Frederick Morton are British citizens.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.00001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

36268W100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

CUSIP No. 36268W100	13G	Page 7 of 10 Pages

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G).

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Fox & Trot Limited is the record owner of 4,629,950 shares of Common Stock.

Tom Scarborough, Tina Kilmister-Blue and Frederick Morton are the directors of Fox & Trot Limited.

Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Gain Capital Holdings, Inc., except for Fox & Trot Limited for the shares which it holds of record as provided herein.

(b)	Percent of class:

Fox & Trot Limited: 9.45%

Tom Scarborough: 9.45%

Tina Kilmister-Blue: 9.45%

Frederick Morton: 9.45%

These percentages are calculated using the 49,009,871 shares of Common Stock outstanding as disclosed in the issuer’s quarterly report on Form 10- Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 36268W100	13G	Page 8 of 10 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

0 shares for each Reporting Person

(ii)	shared power to vote or to direct the vote:

Fox & Trot Limited: 4,629,950 shares

Tom Scarborough: 4,629,950 shares

Tina Kilmister-Blue: 4,629,950 shares

Frederick Morton: 4,629,950 shares

(iii)	sole power to dispose or to direct the disposition of:

0 shares for each reporting person

(iv)	shared power to dispose or to direct the disposition of:

Fox & Trot Limited: 4,629,950 shares

Tom Scarborough: 4,629,950 shares

Tina Kilmister-Blue: 4,629,950 shares

Frederick Morton: 4,629,950 shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

CUSIP No. 36268W100	13G	Page 9 of 10 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 36268W100	13G	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: February 15, 2016.

FOX & TROT LIMITED

By:	/s/ Tom Scarborough
Name:	Tom Scarborough
Title:	Director

TINA KILMISTER-BLUE

/s/ Tina Kilmister-Blue

TOM SCARBOROUGH

/s/ Tom Scarborough

FREDERICK MORTON

/s/ Frederick Morton

EXHIBIT INDEX

Exhibit No.

1	Joint Filing Agreement, dated February 15, 2016

Exhibit 1

JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13G to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED this 15th of February, 2016.

FOX & TROT LIMITED

By:	/s/ Tom Scarborough
Name:	Tom Scarborough
Title:	Director

TINA KILMISTER-BLUE

/s/ Tina Kilmister-Blue

TOM SCARBOROUGH

/s/ Tom Scarborough

FREDERICK MORTON

/s/ Frederick Morton